Exhibit (a)(17)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA OR JAPAN

INCREASED CASH OFFER

by

Goldman Sachs International

on behalf of

PacifiCorp Acquisitions

for

The Energy Group PLC

Increased Cash Offer of 820 Pence per Energy Group Share

PacifiCorp yesterday announced an increased cash offer of 820 pence per Energy Group Share (the "Increased Offer").

PacifiCorp has acquired 45,987,079 Energy Group Shares at a price of 820 pence per share, representing 8.8 per cent. of Energy Group's outstanding share capital.

The Increased Offer is 7 per cent. higher than PacifiCorp's renewed offer of 765 pence, which was posted to shareholders of The Energy Group on 6 February. The Increased Offer represents excellent value and certainty for Energy Group Shareholders.

PacifiCorp has obtained all specific regulatory approvals which it has been seeking and which are conditions to its existing offer. The US Federal Trade Commission ("FTC") cleared the offer by terminating the Hart-Scott-Rodino Antitrust Improvement Act (the "HSR Act"), seven months after being notified of the previous offer. PacifiCorp's previous offer was also cleared by the UK government following a six month enquiry by the UK Monopolies and Mergers Commission and the UK government.

Texas Utilities' bid, on the other hand, is subject to clearance by the Secretary of State for Trade and Industry and certain other regulatory bodies.

PacifiCorp believes that the transaction will be accretive to earnings in the first year following the acquisition and thereafter. This statement should not be interpreted to mean that PacifiCorp's total reported earnings per share will necessarily be greater than those for the year ended 31 December 1997.

In making the Increased Offer, PacifiCorp reiterated the company's commitment to credit quality and to an aggressive consolidated debt reduction program following the acquisition, including consideration of the disposal of any non-strategic assets. "The acquisition financing package continues to be consistent with the high quality nature of the assets being acquired", said a company spokesman.

The Increased Offer will be made by Goldman Sachs International on behalf of PacifiCorp Acquisitions, a wholly owned subsidiary of PacifiCorp. The Increased Offer values the fully diluted share capital of The Energy Group at approximately 4,347 million pounds.

PacifiCorp's Increased Offer, which will expire on a Business Day falling not less than 14-days after the date of the Increased Offer Document (unless extended), follows yesterday's acquisition by PacifiCorp Acquisitions of 45,987,079 Energy Group Shares. Such shares are expected to count as "Energy Group Securities to which the Offer relates" for the purposes of the Acceptance Condition.

The Increased Offer represents a premium of approximately 7 per cent. to PacifiCorp's recommended cash offer of 765 pence per Energy Group Share, announced on 3 February 1998 and made on 6 February 1998 (the "Offer"), a premium of approximately 26 per cent. to the Closing Price of 652 pence per Energy Group Share on 18 December 1997 (the day immediately prior to the clearance of PacifiCorp's 30 June 1997 offer by the President of the Board of Trade), a premium of approximately 46 per cent. to the Closing Price of 561.5 pence per energy Group Share on 9 June 1997 (the day before the announcement by The Energy Group that it was involved in talks with PacifiCorp in relation to the 30 June 1997 offer) and a premium of approximately 20 per cent. to the Closing Price of 685.5 pence per Energy Group Share on 23 January 1998 (the last Business Day prior to the commencement of the current offer period).

On behalf of PacifiCorp Acquisitions, Goldman Sachs International will offer to acquire, on the terms and subject to the conditions of the Increased Offer, all of the Energy Group Securities on the following basis:

For each Energy Group Share 820 pence; and
For each Energy Group ADS  32.80 pounds

The Loan Alternative will continue to be available to eligible Energy Group shareholders who validly accept the Increased Offer on the same basis, and subject to the same restrictions, as apply to the Offer.

The Increased Offer will be subject to the Conditions of the Offer set out in Part A of Appendix I of the offer document relating to the Offer (the "Offer Document"), except that:

(a) the Acceptance Condition (Condition (a)) shall be read as if the reference to "9 March 1998" were to a Business Day, to be specified in the revised Offer Document, falling not less than 14 days after the date of the revised Offer Document; and

(b)  Condition (c) has been satisfied.

References in the Offer Document to the Offer shall be deemed to include this revision of the Offer.

The Increased Offer will extend to any fully paid Energy Group Shares which are unconditionally allotted or issued while the Increased Offer is open for acceptance, including those unconditionally allotted or issued pursuant to the exercise of options under the Energy Group Share Schemes. Appropriate proposals will be made in due course to the participants in the Energy Group Share Schemes.

Under the Increased Offer, Energy Group Securities will be acquired by PacifiCorp Acquisitions fully paid and free from all liens, equities, charges, encumbrances and other interest and, together with all rights now or hereafter attaching thereto, including without limitation the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

Neither PacifiCorp Acquisitions, nor any of the directors of PacifiCorp Acquisitions, nor, so far as PacifiCorp Acquisitions is aware, any party acting in concert with PacifiCorp Acquisitions, owns or controls any Energy Group Securities or holds any options to purchase Energy Group Shares or holds any derivatives referenced to Energy Group Securities, other than as set out below:

(a)  PacifiCorp Acquisitions beneficially owns 45,987,079 Energy Group Shares;

(b) PacifiCorp Master Retirement Trust, an independently managed pension fund of PacifiCorp, beneficially owns 241,589 Energy Group Shares;

(c) Goldman Sachs & Co. Discretionary Customer accounts hold 72,000 Energy Group Shares; and

(d) Goldman Sachs International Discretionary Customer accounts hold 95,531 Energy Group ADSs.

As at 3 p.m. (London time), 10 a.m. (New York City time) on 2 March 1998, PacifiCorp Acquisitions had received valid acceptances under the Offer in respect of a total of 6,355,412 Energy Group Shares and 452,800 Energy Group ADSs, representing in aggregate 8,166,612 Energy Group Shares or 1.56 per cent. of the issued ordinary share capital of The Energy Group.

Prior to the commencement of the offer period on 26 January 1998, PacifiCorp Acquisitions, including all persons acting in concert with PacifiCorp Acquisitions, owned, or had rights over 7,533,346 Energy Group Shares including those Energy Group Shares represented by Energy Group ADSs. Since that date, neither PacifiCorp Acquisitions nor any person acting in concert with it has acquired any further Energy Group Shares or Energy Group ADSs, or rights over such securities, except for 45,987,079 Energy Group Shares acquired by PacifiCorp Acquisitions on 2 March.

PacifiCorp Acquisitions owns, or has rights over or has received valid acceptances in respect of 54,849,404 Energy Group Shares, including those Energy Group Shares represented by Energy Group ADSs, representing 10.5 per cent. of the issued share capital of The Energy Group.

PacifiCorp Acquisitions has arranged for appropriate financing in connection with the Increased Offer.

The Increased Offer will not be made, directly or indirectly, in or into Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

The Increased Offer will be subject to the applicable requirements of both the City Code in the United Kingdom and United States federal securities laws. Unless otherwise stated or the context otherwise requires, words and expressions defined in the Offer Document have the same meaning throughout this announcement.

Goldman Sachs International, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for PacifiCorp Acquisitions and PacifiCorp and for no one else in connection with the Increased Offer and will not be responsible to anyone other than PacifiCorp Acquisitions and PacifiCorp for providing the protections afforded to its customers or for giving advice in relation to the Increased Offer. Goldman Sachs International will be acting through Goldman, Sachs & Co. for the purposes of making the Increased Offer in and into the United States.

A revised offer document, which will contain terms and conditions similar to those of the Offer (except as indicated above), will be posted in due course.

Sources and Bases

The value of the fully diluted share capital of The Energy Group is based upon 520,857,817 Energy Group Shares in issue on 2 February 1998 and 9,228,858 Energy Group shares which could fall to be issued on exercise in full of options and vesting of all outstanding awards granted under the Energy Group Shares Schemes.

ENQUIRIES


PacifiCorp                                                        1 503 731 2123
Scott Hibbs

Goldman Sachs International                                        0171 774 1000
Meyrick Cox
Gavin Anderson                                                     0171 457 2345
Howard Lee